VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

September 17, 2018	James R. Griffin +1 214 746 7779 james.griffin@weil.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:          Gores Holdings II, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 24, 2018
File No. 1-37979

Dear Ms. Ransom:

This letter is sent on behalf of Gores Holdings II, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 11, 2018 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on August 24, 2018

Frequently Used Terms, page 8

1.              Comment:  We note the revised disclosure you have included on page 9 in response to comment 6. Please provide us with the specific sources for the market leadership claims in your proxy statement, including the “publicly available information, reports of government agencies, and published industry sources” you reference in the revised disclosure. Please also provide us with Verra Mobility’s “internal research, calculations and assumptions based on its analysis of such information and data,” and where you make claims that are based on Verra Mobility’s internal research, please revise to specify as much.

Response:  The Staff’s comment is noted and, as discussed with the Staff, the Company has made responsive revisions to the referenced disclosure on pages 1, 3 and 9 of Amendment No. 2 (and where comparable statements are made elsewhere in Amendment No. 2), but are not providing any supplemental materials at this time.

Questions and Answers about the Proposals for Stockholders

What happens if the Business Combination is not consummated?, page 28

2.              Comment:  We note that, in response to comment 5, you have removed the following language from the risk factor on page 84: “Unless we amend our current certificate of incorporation to extend the life of the Company and certain other agreements into which we have entered . . . .” If you have removed this disclosure because you cannot extend your business combination deadline, please confirm to us that this is the case and tell us why. Otherwise, please provide the disclosure we requested in our prior comment or explain to us why you are not required to do so.

Response:  The Staff’s comment is noted. The Company has responded to the Staff’s comment by revising the disclosure as requested on pages 28, 29, 84, 85, 234, 235, 316, 317, FS-9, FS-14, FS-24 and FS-29 of Amendment No. 2.

Consideration to the Greenlight Stockholders in the Business Combination, page 33

3.              Comment:  We note the table you have added to pages 34 to 35 in response to comment 7. With respect to the consideration amounts which precede the Maximum Redemption Scenario header row, please revise to clarify the number of share redemptions upon which these amounts are based. Please also provide here the definitions of Triggering Events I — IV as well as the term of the Earn Out Period, or include a cross-reference to the specific locations in the merger agreement where such definitions can be found.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment regarding the number of share redemptions, the Company respectfully directs the Staff’s attention to footnote 4 on page 35, which indicates that the estimated Parent Cash amount was calculated assuming zero redemptions.  The company has added footnotes 10-13 on page 35 to address the Staff’s comment regarding the definitions of “Triggering Events I-IV” and the term of the Earn Out Period.

Proposal No. 3—Approval of the Second Amended and Restated Certificate of Incorporation, page 214

4.              Comment:  We are considering your response to comment 25, and we may have further comment.

Response:  The Staff’s comment is noted. We are available to discuss at the Staff’s convenience.

Beneficial Ownership of Securities, page 324

5.              Comment: You advise in your response to comment 31 that, “Even where the relevant Schedule 13G filings identify natural persons, it is not clear from those filings whether some or all of those individuals exercise voting and/or dispositive power over the securities held by that entity.” Please revise your beneficial ownership table on page 325 to identify those natural persons identified in the ownership schedules filed by Governors Lane LP, Davidson Kempner Capital Management, and Alyeska Investment Group on January 30, 2018, February 12, 2018, and February 14, 2018, respectively.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, the Company has revised footnotes 9, 10 and 12 on pages 325 and 326 of Amendment No. 2 to identify the natural persons identified by in the ownership schedules filed by Alyeska Investment Group, Governors Lane LP and Davidson Kempner Capital Management on February 14, 2018, January 30, 2018 and February 12, 2018, respectively.

Gores Holdings II, Inc. Notes to the Unaudited, Interim Financial Statements

Note 4. Related Party Transactions

Private Placement Warrants, page FS-15

6.              Comment:  We note your response to comment 33. Please confirm whether or not the Private Placement Warrants may be settled in unregistered shares. In doing so, explain to us the settlement terms and revise your risk factor spanning pages 96-97 to provide additional clarity. See ASC 815-40-25-10 through -16.

Response:  The Staff’s comment is noted.  The Company respectfully confirms that if the shares issuable upon exercise of the public warrants or Private Placement Warrants are not registered under the Securities Act, holders have the right to exercise their warrants on a cashless basis for unregistered shares of Common Stock in accordance with Section 3(a)(9) of the Securities Act or another exemption.  However, no such warrant will be exercisable and we will not be obligated to issue any shares of Common Stock to holders seeking to exercise their warrants, unless the issuance of the shares of Common Stock upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from state registration is available. Notwithstanding the above, if our Class A Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register the shares under applicable blue sky laws to the extent an exemption is not available. Additionally, we intend to list our Class A Stock on Nasdaq Capital Market such that it satisfies the definition of a “covered security”. The Company respectfully directs the Staff to Sections 3.3.2 and 7.4.1 of the Warrant Agreement, a copy of which has been filed as Exhibit 4.1 to our Current Report on Form 8-K, filed on January 19, 2017, for the settlement terms.  The Company has also revised the disclosure by defining “warrants” on page 11 to refer to both public warrants and Private Placement Warrants and has revised the disclosure on page 96.

18. Subsequent Events, page FS-94

7.              Comment:  We note your response to comment 36. Please tell us in sufficient detail how you determined that the tax receivable agreement fell within the scope of ASC 450 and should be accrued upfront in full as a reduction to equity. Explain how you determined the agreement does not represent compensation or a profit-sharing type arrangement that should be recognized as an expense over the agreement term.

Response:  Verra Mobility advises the Staff that the Tax Receivable Agreement (“TRA”) between the Platinum Stockholder and the Stockholder Representative will generally provide for the payment by the Company to the Platinum Stockholder of 50% of the net cash savings, if any, in U.S. federal, state and local income tax the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing of the Business Combination.  The potential cash savings are specific to certain tax assets generated from the acquisition of Highway Toll Administration LLC (“HTA”) prior to the Business Combination and were established while the Platinum Stockholder was the majority shareholder of Verra Mobility Corporation.

ASC 450 defines a contingent liability as a potential liability that may occur depending on the outcome of an uncertain future event. A contingent liability is recorded if the contingency is probable and the amount of the liability can be reasonably estimated. Both parties have agreed to a computation of the estimated benefit amount. Verra Mobility Corporation will record an amount representing the portion of the benefit paid to the Platinum Shareholder based on projections of future taxable income.  If the Company does not have sufficient taxable income to utilize the deductions in the future, payment will not be required in the future.

Verra Mobility believes this arrangement does not represent compensation to the Platinum Stockholder, as the tax benefits were established prior to the Business Combination as part of the Verra Mobility’s acquisition of HTA as noted above and the arrangement contains no requirement for the rendering of future services.

Payments under the TRA are not tied to any future profits nor do they represent profit sharing as a result, but rather, future cash tax savings related to the tax benefits that were established prior to the Business Combination.

As the TRA will represent a liability to distribute funds to shareholders and relates to tax attributes in existence prior to the Business Combination, Verra Mobility believes it should be treated as reduction to equity. This accounting is similar to a declared dividend.

If the Staff has any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779.  Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:             Via E-mail

Kyle C. Krpata, Esq.

Myra Moosariparambil, Staff Accountant

Andrew Blume, Staff Accountant

Parhaum J. Hamidi, Esq., Special Counsel

Mark R. Stone, Chief Executive Officer, Gores Holdings II, Inc.